UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

BOVIE MEDICAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-12183	11-2644611
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5115 Ulmerton Road Clearwater, Florida		10577
(Address of principal executive offices)		(Zip code)

Charles D. Goodwin, II, Chief Executive Officer
(727) 384-2323
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Bovie Medical Corporation (the “Company”) for calendar year 2017 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals. This good faith, reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals did originate in the Covered Countries.

As part of the reasonable country of origin inquiry, the Company contacted its vendors that use Conflict Minerals in the manufacture of the Company’s products and requested confirmation from such vendors that the Conflict Minerals did not originate from the Covered Countries. Each of the Company’s vendors who responded to this inquiry either (a) confirmed that the Conflict Minerals did not originate from the Covered Countries, or (b) responded that such vendor had no reason to believe that the Conflict Minerals originated from the Covered Countries. Currently, the Company includes a provision in its standard terms and conditions for all order forms that prohibit the use of Conflict Minerals that originate from a Covered Country and, in the event the vendor discovers that a Conflict Mineral did originate in a Covered Country, such vendor must inform the Company of this fact immediately. Based on the foregoing, the Company has no reason to believe that its products contain any Conflict Materials that originated in a Covered Country.

A copy of the Company’s Conflict Minerals Disclosure is publicly available at www.boviemedical.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bovie Medical Corporation

Date: May 24, 2018	By:	/s/ Charles D. Goodwin, II
Charles D. Goodwin, II
Chief Executive Officer